Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

Daniel F. Duchovny

Special Counsel

Office of Mergers & Acquisitions

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549 7010

United States

BY EDGAR AND EMAIL	February 26, 2015

Re:	Unilever PLC, Schedule 13D

Schedule 13D filed by The Leverhulme Trust and The Leverhulme Trade Charities Trust

Filed January 12, 2015

File No. 005-55367

Dear Mr. Duchovny,

We refer to your letter dated February 18, 2015 setting forth the comment of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission to the submission listed above. We have set forth below the text of the Staff’s comment, followed by the response of The Leverhulme Trust and The Leverhulme Trade Charities Trust (the “Filing Persons”) thereto. Unless otherwise defined herein, capitalized terms used in this letter have the meanings ascribed thereto in the Schedule 13D filed on January 12, 2015 (the “Schedule 13D”).

General

1.	Please file an amended Schedule 13D to include a Cover Page for each beneficial owner of the subject securities. Refer to Rule 13d-3 for a definition of beneficial ownership.

Response

In response to the Staff’s comment, the Filing Persons respectfully believe that the beneficial owners of the subject securities have been disclosed on the Cover Pages of the Schedule 13D and, therefore, an amendment to the Schedule 13D is not warranted. The Filing Persons respectfully note that they do not believe the charity trustees (as defined in the Schedule 13D, the “Directors”) are beneficial owners of the subject securities under either the U.S. federal securities laws or the laws of England and Wales (the laws that govern the respective charitable incorporated organizations and the duties and obligations of the Directors). This belief is based on the fact that no individual Director has voting or investment power over the subject securities. Furthermore, it is respectfully believed that none of the Directors, solely by reason of their status, should be deemed to be beneficial owners of the subject securities.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm authorised and regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

Rule 13d-3 under the Securities Exchange Act of 1934 (“Rule 13d-3”) provides that:

“A beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares: (1) Voting power which includes the power to vote, or direct the voting of, such security; and/or (2) Investment power which includes the power to dispose, or direct the disposition of, such security”.1

As set out in the Staff’s Securities Exchange Act Release No. 13291, the determination as to whether voting and investment powers are exercised independently for purposes of Rule 13d-3 requires an “analysis of all relevant facts and circumstances”.2 In the Southland Corp. No-Action Letter 1987 WL 108107 (August 10, 1987), the Staff provided guidance on the application of Rule 13d-3 to a situation in which voting and investment decisions regarding subject securities are made by committee in employee benefit plans. In Southland Corp., the Staff concurred in the view that in such circumstances no individual should be deemed the beneficial owner, within the meaning of Rule 13d-3, solely by virtue of the fact that such individual is a trustee of any such plan or a director of the company. The Staff highlighted that five trustees, who could only act by majority vote, administered the plans, no trustee could act individually to vote or sell the shares and no director could act individually to remove a trustee.

As described in the Schedule 13D, the subject securities are held directly by the Filing Persons, both of which are charitable incorporated organizations organized under the laws of England and Wales. The Leverhulme Trust CIO is a charitable organization that provides grants and scholarships for research and education. The Leverhulme Trade Charities Trust CIO makes grants to charitable organizations and other institutions that are connected with chemists, grocers and commercial travellers and awards bursaries for university study for people in need, and for those who have a connection with the three beneficiary trade groups. The Filing Persons are each governed by a constitution that permits them to invest funds and administer their investments (including the subject securities) solely to promote their charitable purposes. In a similar manner to the employee benefit plans in the Southland Corp. No-Action Letter, the Filing Persons administer the subject securities solely in the interests of their beneficiaries.

The Filing Persons currently have eight common Directors. The Directors may exercise all powers of the Filing Persons, however, under the organizations’ respective constitutions the Directors may only act either by a majority vote at a meeting of the Directors at which at least three Directors are present or by the unanimous agreement (evidenced in written or electronic form) of all Directors in the absence of a meeting. Notwithstanding the ability to conduct matters by unanimous written resolution, under the Filing Persons’ respective constitutions no single director has veto power over the actions of the Filing Persons (including the voting and sale of the subject securities) because any Director may call a meeting requiring a majority vote. Furthermore, no Directors can be removed by any other person or entity and they may delegate their powers to a committee (however, no such delegation has occurred).

As discussed above and consistent with the facts and circumstances in the Southland Corp. No-Action Letter, eight Directors are empowered to act for the Filing Persons, however, actions must be decided by majority vote at a meeting or by unanimous written consent. The ability to vote by unanimous written consent is subject to each Director’s individual right to call a meeting; therefore, none of the Directors may act individually to vote or dispose of the subject securities and the subject securities may be sold despite the objection of any single Director. Currently, no Director may be removed at the discretion of any other individual or entity. As a result, the Filing Persons do not believe that any of the Directors has voting or investment power over the subject securities under U.S. federal securities laws and the laws of England and Wales.

[1]	17. C.F.R. § 240.13d-3.
[2]	Adoption of Beneficial Ownership Disclosure Requirements, Securities Exchange Act Release No. 13291, [1976-1977 Transfer Binder] CCH Fed. Sec. L. Rep. I 80,980 (Feb. 24, 1977).

Therefore, based on their facts and circumstances, the Filing Persons respectfully believe that (i) the Directors are not beneficial owners of the securities within the meaning of Rule 13d-3; and (ii) the Schedule 13D does not warrant amendment.

We respectfully inform the Staff that the Filing Persons acknowledge that:

•	The Filing Persons are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Filing Persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*  *  *  *  *

Thank you for your assistance thus far and your prompt review of our response would be greatly appreciated. We are available to discuss any of the foregoing and to the extent that you have any questions please do not hesitate to contact the undersigned at +44 20 7456 3223 or via email at tom.shropshire@linklaters.com.

Sincerely,

/s/ Thomas B. Shropshire, Jr.

Thomas B. Shropshire, Jr.

cc:	Paul Read, The Leverhulme Trust